

Southwestern Energy Company

2350 N. Sam Houston Parkway East
Suite 300
Houston, Texas 77032
(281) 618-4700   Fax: (281) 618-4820

NEWS RELEASE

SOUTHWESTERN ENERGY PROVIDES OPERATIONAL UPDATE AND ISSUES NEW PRODUCTION GUIDANCE

Company Anticipates Additional Drilling Opportunities in East Texas and the Ranger Anticline Area of Arkoma Basin

Houston, Texas – June 30, 2004...Southwestern Energy Company (NYSE: SWN) today provided an operational update for its exploration and production (E&P) business. Based on year-to-date results and the current commodity price environment, the company believes that it has a significant number of additional drilling locations in its Overton Field in Smith County, Texas, and in its Ranger Anticline area located in the Arkoma Basin in Arkansas.

"This is a very exciting time for our company," stated Harold M. Korell, President and Chief Executive Officer of Southwestern Energy. "At our Overton Field in East Texas, we are currently drilling with 5 rigs and the gross production rate from the field is approximately 75 MMcfe per day. This compares to 60 MMcfe per day at year-end 2003. We have spudded 23 wells at Overton during the second quarter, bringing the total for 2004 to 45 wells. Our plan is to drill a total of 74 wells in the field during 2004. The wells we have drilled during 2004 continue to perform well, with average initial production rates of 2.9 MMcfe per day and estimated ultimate recoveries of 1.8 Bcfe per well.

Based on current economic conditions, it appears that our drilling program at Overton could be extended past 2006. After the completion of our 2004 drilling program, we currently estimate a total of 130 additional wells could be drilled that would exceed our investment return target rate based upon a Nymex price of $5.00 per Mcf, and expose the company to approximately 131 Bcfe in net potential reserve additions. Based upon a Nymex price of $6.00 per Mcf, we estimate a total of 187 wells could be drilled in the field with the potential of 174 Bcfe in incremental reserves. Using a 10% discount rate, we target adding at least $1.30 of discounted pre-tax value for each dollar that we invest.

During 2004, at our Ranger Anticline area we have drilled and completed 7 wells, with two dry holes. Since we began drilling in this area in 1997, we have drilled 33 successful wells out of 40 attempts for a 83% success rate. We are currently drilling the Flowers #1-15 well in the eastern part of the field. On the west side of the field, the Albright #1-7 is now on production at 5.2 MMcf per day. We anticipate that our newly-constructed pipeline extending further westward from the Albright well will be tied into the Smith, Doggle and Dulyea wells in early July. Our current plan is to drill approximately 20 wells in the Ranger Anticline area in 2004.

As with Overton, the Ranger Anticline area drilling inventory is continuing to grow. Based on production results and well control, we believe that the field has an additional 31 locations to drill that would be considered "lower risk," which means that we are reasonably confident that these wells will be productive. We estimate that these 31 wells could add an incremental 29 Bcfe in reserves net to the company over time. We estimate an additional 90 locations that are contingent on the drilling success of the current low-risk inventory.

At our River Ridge discovery in Lea County, New Mexico, two wells are currently producing at a combined gross rate of 28 MMcfe per day. We are drilling on the third well, the Rio Blanco 33 #2, at 13,345 feet. We have a 12.5% working interest in the discovery well and a 50% working interest in the first development well and in the Rio Blanco #33-2 currently drilling. Our current mapping indicates the potential for additional development wells that may be drilled later this year.

We anticipate spudding the JL&S #1 well on our L'Orange prospect in St. Martin Parish, Louisiana, in July. This well will test the Marg A objective at a total depth of 15,600 feet and is estimated to take 60-90 days to drill to total depth. We are the operator of this well with a 50% working interest.

Our production volumes continue to grow nicely, and our drilling activity is helping to push our production past the high end of our previous guidance range of 11.6 – 12.1 Bcfe that we provided for the second quarter of this year. We are revising our production guidance for the full year of 2004 to 48.5 – 50.5 Bcfe, and are hopeful that we may approach the high end of that range as well. As for 2005, we believe that our production will have double-digit growth over 2004 levels, but we do not expect to release a targeted production range for 2005 until later this year."

Southwestern Energy Company is an integrated natural gas company whose wholly-owned subsidiaries are engaged in oil and gas exploration and production, natural gas gathering, transmission, and marketing, and natural gas distribution. Additional information on the company can be found on the Internet at http://www.swn.com.

Contacts:	Greg D. Kerley	Brad D. Sylvester, CFA
	Executive Vice President	Manager, Investor Relations
	and Chief Financial Officer	(281) 618-4897
	(281) 618-4803	

reserves, property acquisition or divestiture activities that may occur, the effects of weather and regulation on the company's gas distribution segment, increased competition, legal and economic factors, governmental regulation, the financial impact of accounting regulations and critical accounting policies, changing market conditions, the comparative cost of alternative fuels, conditions in capital markets and changes in interest rates, availability of oil field services, drilling rigs, and other equipment, as well as various other factors beyond the company's control, and any other factors listed in the reports the company has filed with the Securities and Exchange Commission. A discussion of these and other factors affecting the company's performance is included in the company's periodic reports filed with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2003.

# # #